Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communications were made available by Marcelo Claure, Chief Executive Officer of Sprint, on Twitter:

Tweet [retweeted from Fierce Wireless]: When HarrisX presented a list of arguments for and against the merger of Sprint and T-Mobile that have been used publicly, fully 56% of its survey respondents came out in favor of the deal https://www.fiercewireless.com/wireless/22-americans-support-sprint-t-mobile-merger-59-fence $S $TMUS

Tweet: .@Sprint’s #MassiveMIMO is a game-changer in the road to #5G, and it’ll be even better when we combine our network with @TMobile’s. Key Info: allfor5g.com

https://www.fiercewireless.com/wireless/sprint-cto-explains-how-it-plans-to-win-5g-race:

Sprint CTO explains how carrier plans to win the 5G race

by Monica Alleven | May 24, 2018 9:48am

Sprint CTO John Saw used an appearance at a IEEE conference in Kansas City, Missouri, to thank some of the masterminds behind technologies like Massive MIMO, a technique the operator is deploying on the path to 5G.

Saw reiterated at the IEEE International Conference on Communications (ICC) today that Sprint is one of only a few operators globally that can truly deliver LTE and 5G simultaneously on the same spectrum band using 100-200 megahertz of spectrum, and that’s a differentiator for Sprint, he said.

Sprint is launching 5G initially in nine markets, which he described as rollouts that will not be hot zones but will cover a substantial portion of a metro area. For example, it will cover 230 square miles in Phoenix, and in New York, it will cover all of Manhattan.

Earlier this month, Sprint added three more cities to its list of 5G markets, which now include New York, Phoenix and its hometown of Kansas City, as well as Atlanta, Chicago, Dallas, Houston, Los Angeles and Washington. Sprint expects to launch its nationwide 5G network in the first half of 2019.

Sprint has never been shy about talking about its boatload of 2.5 GHz spectrum and Saw did not let the opportunity pass without giving its due at the IEEE conference. Sprint has more spectrum than anyone else, primarily in the 2.5 GHz band, and it’s going to simultaneously enable LTE and 5G in the same footprint, which is not easy to do with millimeter wave spectrum, which other carriers are using.

“With 5G, for the first time, we’re pretty much going to use up every megahertz we have in the 2.5 band,” he said. “We’re going to simultaneously enable LTE and 5G on the 2.5 band. What that means is we’re able to have the same footprint, in terms of coverage, within 5G and 4G. It’s not easy to do if you are building a 5G network on millimeter wave and your LTE network is running on cellular channels.”

But for Sprint to do it right, in split mode, “we can do that. It also means we don’t have to look for so many new towers, which takes time to build, but we can leverage existing towers” and upgrade them with Massive MIMO to enable split-mode LTE and 5G.

Of course, Sprint says its 5G network will be better with T-Mobile, and Saw took the opportunity to say the two of them can build a better 5G network and build it faster if they’re together. T-Mobile has a lot of 600 MHz spectrum and some millimeter.

By putting T-Mobile and Sprint together, “you can essentially build the first nationwide 5G network ubiquitously, with ubiquitous coverage 5G,” he said, adding that there is low band for rural, midband for metro and millimeter band for dense urban areas. Together, they can get wide coverage and capacity faster than if they were to go it alone, he said.

Massive MIMO is a big part of Sprint’s strategy, and he thanked the academics and researchers in the audience who made contributions that make it a reality today. Saw noted that the 2.5 GHz band in the U.S. is TDD, the same as that used in China, Japan and India. TDD is ideal for Massive MIMO, which doesn’t work so hot at FDD, he said.

Sprint will be upgrading thousands of cell sites with Massive MIMO to support LTE and 5G at the same time. Its vendors are also providing clever software to enable the operator to pull this off, he noted.

Sprint’s Massive MIMO antenna is actually shorter but slightly wider than the existing antenna it uses. In the present 2.5 GHz configuration, Sprint uses an 8T8R system where the antenna is separate from the Remote Radio Head (RRH) and a coax cable connects the two of them. So it’s more cumbersome. With its Massive MIMO, everything is in one box, so it’s a slightly smaller box, but the radio and the antennas are built into one unit to minimize degradation. It might be slightly heavier, he said, but so far, in the zoning and permitting applications they’ve done, “we have not run into a lot of structural issues,” he said.

Opportunities remain for academics and researchers to contribute to future efforts as well. Still in the works are 3GPP’s Release 16, V2X, network security and a number of areas.

“I would not be up here talking about Massive MIMO had you not figured out the details behind it,” he said. “A big thank you. But if you look ahead, there are a lot of other things that we need to be focused on. 5G NR. It’s not done yet. We have the Non Standalone; we still need to lock down the Standalone specs... Immense number of areas that still need your help and your creativity to get those problems solved.”

Editor’s Note: Article updated May 24 with additional information on the Massive MIMO product.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.